SOUTHERN CALIFORNIA BANCORP
12265 El Camino Real, Suite 210

San Diego, California 92130

March 2, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern California Bancorp
Draft Registration Statement on Form 10
Submitted March 2, 2023
CIK 0001795815

Ladies and Gentlemen:

We are confidentially submitting our nonpublic draft registration statement on Form 10 with respect to our common stock.

As disclosed in the registration statement, we are submitting an Initial Listing Application to the Nasdaq Stock Market with respect to our common stock. We confirm that we will publicly file our registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement.

Please direct all notices and communications with respect to this confidential submission to our counsel as follows:

Joshua Dean, Esq.

Sheppard, Mullin, Richter & Hampton LLP

650 Town Center Drive, 10th Floor
Costa Mesa, CA 92626-1993
JDean@sheppardmullin.com
Direct: (714) 424-8292

Please contact me at (626) 487-6618 or jyeung@banksocal.com, or Mr. Dean if you have any questions regarding the foregoing.

Sincerely,

/s/ Joann Yeung
Joann Yeung
Senior Vice President, Chief Accounting Officer
on behalf of
SOUTHERN CALIFORNIA BANCORP

cc:	Joshua Dean, Sheppard, Mullin, Richter & Hampton LLP